United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058		SEC File Number 000-55999		CUSIP Number 41044P106
(Check one):	10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2020
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________________________________

Part I - Registrant Information

HANJIAO GROUP, INC.

Full Name of Registrant

AS CAPITAL, INC.

Former Name if Applicable

E Room 1206, 12th Floor, 301, 3-17 F, Building 5

Block 1, Hangfeng Road

Fengtai District, Beijing
Address of Principal Executive Office (Street and Number)

People's Republic of China
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2020 (the "10-Q") within the prescribed time period due to the effects of COVID-19. The Registrant will file the 10-Q on or before the fifth calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Xiangyang Tian		+86 185 1685 0587
(Name)	(Area Code)	(Telephone Number)

2.   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No

3.	If answer is no, identify report(s).

4.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No

5.  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the nine months ended September 30 2020, the Company generated net revenues of $ approximately $210,172 as compared to $59,089,885 for the same period ended September 30, 2020. The cost of revenue was approximately $613,114 and $38,115,528 for the nine months ended September 30, 2020 and 2019, respectively. The Company also incurred operating expenses of approximately $7,522,440 for the nine months ended September 30, 2020, as compared to $9,540,795 for the same period ended September 30, 2019. This resulted in a net loss of approximately $11,407,004 for the nine months ended September 30, 2020, as compared to net income $7,803,350 for the nine months ended September 30, 2019.

HANJIAO GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11/13/2020	By /s/	Xiangyang Tian	Title:	Chief Executive Officer (Principal Executive)

2